SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the period ended December 31, 2001

OR

[ ] Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934

Commission file number 0-8251

A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

COORS SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

Adolph Coors Co.
311 10th Street
Golden, Colorado 80401

(a) The Coors Savings and Investment Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan or the fiscal year ended December 31, 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b) Exhibit
(23) Consent of Independent Auditor.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Coors Savings and Investment Plan

Name: Mara Swan
Group Vice President Human Resources

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Participants and Administrator of
the Coors Savings and Investment Plan
Golden, Colorado

We have audited the accompanying statement of net assets available for benefits – modified cash basis of the Coors Savings and Investment Plan (the "Plan") as of December 31, 2001 and the related modified cash basis statement of changes in net assets available for benefits – modified cash basis for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statements of net assets available for benefits – modified cash basis of the Coors Savings and Investment Plan as of December 31, 2000 was audited by other auditors whose report dated June 8, 2001, expressed an unqualified opinion on this financial statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles, generally accepted in the United States of America.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Coors Savings and Investment Plan. as of December 31, 2001 and the changes in net assets available for benefits for the year then ended on the basis of accounting described in Note 2.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information, required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information for the year ended December 31, 2001 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Denver, Colorado
May 22, 2002

COORS SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
December 31, 2001 and 2000
(Amounts in 000s)

	2001	2000
INVESTMENTS		
Investment in fixed fund	$ 211,924	$ 196,083
Investment in mutual funds	299,016	357,421
Investment in Coors stock	19,373	24,354
Participant loans	11,108	12,328
NET ASSETS AVAILABLE FOR BENEFITS	$ 541,421	$ 590,186

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

COORS SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
For the Year Ended December 31, 2001
(Amounts in 000s)

ADDITIONS TO NET ASSETS	
Investment income	
Interest and dividends	$ 18,148
Contributions	
Participants	25,553
Employer	7,648
Total contributions	33,201
Total additions to net assets	51,349
DEDUCTIONS FROM NET ASSETS	
Net depreciation in fair value of investments	55,727
Participant benefit payments	42,786
Management fees	48
Transfer of assets to other plans	1,553
Total deductions from net assets	100,114
NET (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(48,765)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	590,186
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 541,421

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

NOTE 1 – GENERAL DESCRIPTION OF PLAN AND TRUST

The Coors Savings and Investment Plan (the "Plan") and the related Trust Agreement (the "Trust") were established effective January 1, 1974. The Plan was amended and restated effective January 1, 1996. The Plan's purpose is to encourage employees of Adolph Coors Company and its subsidiaries (the "Company") to accumulate savings systematically in order to provide an additional source of income upon retirement, disability or death. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Coors Plan Investment and Administration Committee (the "Committee") consisting of employees and one retiree, is appointed by the Board of Directors of the Adolph Coors Company and acts as fiduciary for the Plan. In accordance with its power as fiduciary, the Committee has entered into trust and asset management agreements with Fidelity Management Trust Company ("Fidelity").

Eligibility

All full-time, part-time and temporary employees of the Company and certain subsidiaries, who are at least age 18, are eligible to participate in the Plan. Employees of the following subsidiaries were not eligible to participate in the Plan at any time during 2001 and 2000.

- Ford Street Management Corporation
- Memphis hourly union employees
- Gap Run Pipeline Company
- Coors International, Inc. (with exception of expatriates)

Contributions

Contributions can be made to any of the investment options within the Plan which are credited to the individual participants' accounts. Participants are allowed to make basic and additional contributions as follows:

	Basic	Additional	Total
All covered employees	1% - 6%	1% - 16%	22%

Contributions are to be in whole, not fractional, percentages points. The combined maximum contribution, basic and additional, that any participant is allowed to make is the lesser of 22% or $10,500 in 2001 and 2000.

Participant contributions deposited prior to December 1, 1986, have been taxed previously and are not taxable when paid to participants. Participant contributions deposited subsequent to November 30, 1986 are taxable when paid to participants.

COORS SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 – GENERAL DESCRIPTION OF PLAN AND TRUST (CONTINUED)

For all covered employees, the employer contributes 50% of each participant's basic contribution. The maximum percentage contributed by the employer is 3%. The Company may also make discretionary contributions to the Plan. The Company made discretionary contributions in 2001 of $1,243,433.

Participant Accounts

Fidelity Management Trust Company is responsible for preparing, maintaining and allocating amounts to individual participants' accounts. Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions, the employer's contributions, and all investment earnings on these contributions credited to their account. As such, there are no forfeited employer contributions.

Distributions

Participants may withdraw all or a portion of vested contributions subject to certain conditions as specified in the Plan. A participant or beneficiary entitled to receive benefits under the Plan may generally elect the method of payment.

Participant Loans

Participants may borrow up to 50% of the total value of their account. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. These loans are available to active employees or parties-in-interest who are participants. Only one loan may be outstanding at any time. The interest rate is set at one percent above prime rate on the first business day of the month in which the loan is made and remains fixed throughout the term of the loan. Loans are subject to certain repayment provisions upon termination of employment, default, lay-off, unpaid leave of absence or disability. When participants fail to repay their loan balance in accordance with their terms, the unpaid balance is considered a distribution (default) and may be subject to a 10% penalty tax. Participants defaulted on $661,479 and $677,252 of loans in 2001 and 2000, respectively.

NOTE 1 – GENERAL DESCRIPTION OF PLAN AND TRUST (CONTINUED)

Plan Expenses

Participants pay expenses incurred to manage the Plan's assets in that they are netted against investment earnings. The employer pays all other expenses incident to the administration and recordkeeping of the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the modified basis of cash receipts and disbursements as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. This basis of accounting is not in accordance with accounting principles generally accepted in the United States. Under the modified basis of cash receipts and disbursements, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

The principal items that would be required to be reflected in the financial statements by accounting principles generally accepted in the United States (the amounts of which are not practicable to determine) are as follows:

- Accrual of all contributions owed at each year-end, but not received until the following year.
- Accrual of dividends declared, but not paid.
- Accrual of interest income from participant loans earned at each year-end, but not received until the following year-end.
- Accrual of Plan expenses and management fees incurred at each year-end, but not paid until the following year.

Investment Valuation and Income Recognition

The Plan's investments are comprised of the following:

- The Master Trust, which is comprised of the following investments:
  - A Fixed Fund that consists of guaranteed investment contracts (GIC's) with insurance companies and other entities and are stated at a contract value (cost plus accrued interest) and a Short-Term Investment Fund ("STIF"), which is not an

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

investment option, but is rather a portfolio of short-term investments in U.S. Government reserves in which temporarily available cash is invested. The Plan considers cash equivalents to be highly liquid investments with maturities of three months or less. The STIF investments are stated at fair value.

- Mutual funds which are stated at the respective funds/ net asset value, which is determined by the investment manager based on market values.

- Coors Stock Fund which is a "unitized" stock fund that holds shares of Adolph Coors Company Class B non-voting common stock stated at the quoted market price at the period end and cash.

- Participant loans are stated at cost which approximates fair market value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* (SFAS No. 133). SFAS 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS NO. 133 effective January 1, 2001. There is an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on *"Audits of Employee Benefits Plans"* and Statement of Position 94-4, *"Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans"*, requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, management is continuing to record derivatives at contract value. The Plan's portion of the carrying value of those instruments is $202,810,525 at December 31, 2001 and $187,759,983 at December 31, 2000.

The actual impact on the Plan's net assets available for Plan benefits of adopting SFAS No. 133 will be based on the derivative positions and hedging relationships at the date of adoption.

Payment of Benefits

Benefit payments are recorded when paid.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting as described in Note 2, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amount reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 3 – INVESTMENTS IN MASTER TRUST

The Plan's assets are held by Fidelity Management Trust Company, the Trustee of the Plan, under a Master Trust Agreement, which executes all transactions therein under the direction of the Coors Plan Investment and Administration Committee.

Some of the Plan's investment assets are held in a Fixed Fund, commingled with investment assets of the Company's Memphis 401(k) Plan. The Company's benefit plans participating in the Fixed Fund collectively own, through the Fixed Fund, the assets, based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each Plan's investment percentage in the Fixed Fund is allocated to the various plans based upon the investment percentage on the day the income is earned. All other assets of the Master Trust are participant directed.

The total value of the Fixed Fund was $217,899,000 and $201,464,000 at December 31, 2001 and 2000, respectively The total net investment interest income of the Fixed Fund for the years ended December 31, 2001 and 2000 was approximately $12,620,000 and $12,386,000 respectively. The Plan's interest in the Fixed Fund as a percentage of net assets of the Fixed Fund was 97.3% and 97.3% and at December 31, 2001 and 2000, respectively.

NOTE 3 – INVESTMENTS IN MASTER TRUST (CONTINUED)

Included in the Fixed Fund are Guaranteed Investment Contracts (GICs) which are reported in the financial statements at contract value because they are fully benefit responsive. Certain GICs are Synthetic GICs, which include wrapper contracts, which are third parry agreements that make a synthetic GIC benefit responsive. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The total fair value and cost of the fully benefit responsive GICs at December 31, 2001 was approximately $213,828,000 and $208,529,000 respectively, and at December 31, 2000 was approximately $194,324,000 and $192,912,000 respectively. In addition, the total fair value of the wrappers at December 31, 2001 and 2000 was approximately $0 and $393,000, respectively. The portfolio average yield was approximately 5.99% and 6.18%, respectively for 2001 and 2000. The portfolio crediting interest rate was approximately 5.47% and 5.96%, respectively for 2001 and 2000. The crediting interest rate is based on a formula agreed upon with the issuer and is reset quarterly for the Synthetic Investment Contracts, but cannot be less than zero.

The total dividend and interest for the Mutual Fund Investments and for the Coors Stock Fund was $5,924,000 and $43,000, respectively, for the year ended December 31, 2001.

NOTE 4 – OTHER INVESTMENT OPTIONS

The other investment options offered to participants include sixteen mutual funds and the Coors Stock Fund.

NOTE 5 – INVESTMENTS

The following investments at December 31, 2001 and 2000 exceed 5% of net assets available for benefits:

Identity	Description		2001		2000
			(000s) Contract Value		
Fixed Fund	GICs	$	202,811	$	187,760
			Fair Value		
Fidelity Magellan Fund	Mutual Fund	$	85,540	$	107,548
Fidelity Growth and Income Fund	Mutual Fund	$	47,129	$	57,341
Janus Worldwide Fund	Mutual Fund	$	32,858	$	51,764
Fidelity Blue Chip	Mutual Fund	$	N/A		31,097

NOTE 5 – INVESTMENTS (CONTINUED)

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(55,727) and $(50,550), net as follows:

	2001	2000
Net appreciation (depreciation) in fair value of investments		
Coors Stock Fund	$ (8,665)	$ 10,693
Mutual funds	(47,062)	(61,243)
Total	$ (55,727)	$ (50,550)

The cost of investments sold or transferred is determined on a participant level by the average cost method.

NOTE 6 – PLAN TERMINATION

The Company established the Plan with the intention that it continue indefinitely, but reserves the right to terminate the Plan at any time. In the event of Plan termination, any decrease or increase in net assets as determined by the Trustee will be allocated to the participants based on the current investment elections. The entire amount in each participant's account will be distributed, with the participant's consent.

NOTE 7 – INCOME TAX STATUS

The Company has received a favorable determination letter dated January 11, 1993, from the Internal Revenue Service as to the qualified status of the Plan and Trust, as amended and restated January 1, 1991. The Internal Revenue Service has determined and has informed the Company that the Plan and related trusts, in form, satisfy applicable sections of the Internal Revenue Code. The Plan has subsequently been amended and restated since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan currently complies, in form and operation, with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been made in the Plan's financial statements.

NOTE 8 – PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the trustee as defined by the Plan and therefore, these transactions are party-in-interest transactions under ERISA. Fees charged to the Plan investments for investment management services by Fidelity were approximately $1,963,000 and $2,083,000 for 2001 and 2000, respectively. Such fees are reported as a reduction to investment return. Administration fees are paid by the Company.

SUPPLEMENTAL INFORMATION

COORS SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2001

Type of Investment/ Investment Contracts	Description	Units/ Shares	Value Per Unit/ Share	Contract Value
CDC Capital	6.48% - 02/03	-	-	$ 1,638,276
Combined	6.86% - 01/02	-	-	4,106,719
New York Life	7.09% - 04/02	-	-	4,626,487
Life of Virginia	5.02% - 08/02	-	-	4,101,610
SAFECO	5.66% - 12/03	-	-	7,104,291
				21,577,383
Synthetic Investment Contracts - Asset-Backed Securities				**Contract Value/ Wrap Value**
AIG	6.09% - 05/03	-	-	7,209,523
	(AMXMT - 98-1-A)	-	-	-
AIG	6.05% - 06/03	-	-	3,555,530
	(CSXMT 98-1-A)	-	-	-
AIG	6.00% - 07/03	-	-	3,002,309
	(DHMT 98-1-A)	-	-	-
AIG	6.87% - 07/02	-	-	1,288,316
	(GT 97-6-A5)	-	-	-
AIG	5.89% - 06/02	-	-	775,712
	(PRAT 98-2-A4)	-	-	-
Chase Manhattan	6.72% - 07/02	-	-	2,970,486
	(PNCSL 97-2-A5)	-	-	-
Monumental Life	5.47% - 07/03	-	-	3,025,576
	(DHMT 98-1-A)	-	-	-
Monumental Life	5.33% - 07/03	-	-	2,398,440
	(SCAMT 97-1-A)	-	-	-
Morgan Guaranty	6.03% - 04/03	-	-	1,605,438
	(CMAOT 98-C-A4)	-	-	-
UBS	6.49% - 10/02	-	-	1,253,713
	(SCAMT 96-4-A)	-	-	-
				27,085,043
Synthetic Investment Contracts - Mortgage-Backed Securities				
Monumental Life	5.86% - 07/02	-	-	1,806,415
	(FHR 1537 H6)	-	-	-
Morgan Guaranty	5.92% - 04/03	-	-	1,849,443
	(FNR 94-13-PG)	-	-	-

COORS SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2001

Identity of Issuer	Description	Units/ Shares	Value Per Unit/ Share	Contract Value/ Wrap Value
UBS AG	5.92% - 07/05	-	-	1,824,490
	(FHR 1604 IA)	-	-	-
UBS AG	6.60% - 07/03	-	-	1,498,066
	(FHR - 1618 G 5.85)	-	-	-
UBS AG	6.34% - 01/03	-	-	832,101
	(FHR 1666 E6)	-	-	-
UBS AG	5.64% - 11/02	-	-	759,695
	(FNR 93-210 PG 5.75)	-	-	-
				8,570,210
Synthetic - Corporate				
AIG	5.27% - 12/04	-	-	4,707,750
	(Cher Trust Fund)	-	-	-
				4,707,750
Synthetic - Government Agency				
Chase Manhattan	5.11% - 10/03	-	-	7,208,495
	(PEF Co - 7.03%)	-	-	-
UBS AG	5.72% - 07/05	-	-	3,750,910
	(FNMA - 7%)	-	-	-
				10,959,405
Synthetic - Global Wrap				
Chase Manhattan	5.86%	-	-	33,907,169
	Global Wrap	-	-	-
Monumental Life	5.85%	-	-	33,906,985
	Global Wrap	-	-	-
Rabo Bank	5.85%	-	-	33,907,887
	Global Wrap	-	-	-
UBS AG	5.85%	-	-	33,906,970
	Global Wrap	-	-	-
				135,629,011
Other				
** Fidelity Management Company STIF				9,370,638
TOTAL FIXED FUND				$ 217,899,440
PLAN'S INTEREST IN FIXED FUND				$ 211,924,202

COORS SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2001

Plan's Interest in Corporate Equity Securities and Currency	Description	Units/ Shares	Value Per Unit/ Share	Fair Value
* Adolph Coors Company	Common Stock	470,567.386	$ 41.17	$ 19,373,259
Plan's Interest in Mutual Funds				
* Fidelity Magellan	Mutual Fund	820,762.217	104.22	85,539,838
* Fidelity Growth and Income	Mutual Fund	1,260,802.261	37.38	47,128,789
* Fidelity Spartan U.S. Equity Index	Mutual Fund	503,223.428	40.64	20,451,000
* Fidelity Overseas	Mutual Fund	189,566.578	27.42	5,197,916
* Fidelity Fund	Mutual Fund	361,561.224	28.88	10,441,888
* Fidelity Equity Income	Mutual Fund	169,466.566	48.77	8,264,884
* Fidelity Blue Chip Growth	Mutual Fund	581,569.361	42.94	24,972,588
* Fidelity Low-Priced Stock	Mutual Fund	831,387.862	27.42	22,796,655
* Fidelity Asset Manager	Mutual Fund	388,789.319	15.50	6,026,234
* Fidelity Asset Manager: Growth	Mutual Fund	468,015.491	14.34	6,711,342
* Fidelity Asset Manager: Income	Mutual Fund	196,562.632	11.33	2,227,055
Janus Worldwide	Mutual Fund	749,494.096	43.84	32,857,821
USAA Internatioinal	Mutual Fund	38,071.788	16.78	638,845
PIMCO Total Return	Mutual Fund	649,071.810	10.46	6,789,291
* Fidelity RET Gov't Money Mkt	Money Mkt	3,491,212.760	1.00	3,491,213
Invesco Small Company Growth Fund	Mutual Fund	1,275,141.288	12.14	15,480,215
				299,015,574
Participant loans				11,108,193
TOTAL PLAN ASSETS HELD FOR INVESTMENT				$541,421,228

* Party-in-interest
** Disclosed at fair value

EXHIBITS INDEX

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Consent of Independent Auditor

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 0-8251) pertaining to the Coors Savings and Investment Plan of our report dated May 22, 2002, with respect to the financial statements and supplemental schedules of the Coors Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Clifton Gunderson LLP

Denver, Colorado
May 22, 2002